UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECB BANCORP, INC.

(Name of Issuer)

Common Stock, $3.50 Par Value

(Title of Class of Securities)

268253 10 1

(CUSIP Number)

William R. Lathan, Jr.

Ward and Smith, P.A.

1001 College Court

New Bern, North Carolina 28562

252 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 268253-10-1	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	OO OO OO OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	United States United States United States United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	-0- shares 5,628 shares 738 shares 6,046 shares
	8 SHARED VOTING POWER Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	377,368 shares 377,618 shares 447,130 shares 447,130 shares
	9 SOLE DISPOSITIVE POWER Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	-0- shares 5,628 shares 738 shares 6,046 shares
	10 SHARED DISPOSITIVE POWER Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	377,368 shares 377,618 shares 447,130 shares 447,130 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	377,368 shares 383,246 shares 447,868 shares 453,176 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	☐ ☐ ☐ ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	18.50% 18.79% 21.95% 22.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) Estate of Anna Mae H. Gibbs Gregory C. Gibbs Regina Ann Gibbs Charles G. Gibbs, Jr.	OO IN IN IN

This Schedule 13D is a joint filing pursuant to Rule 13d-1(k)(1) on behalf of each of the Reporting Person’s named below.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, $3.50 par value, of ECB Bancorp, Inc. The address of the issuer’s principal executive offices is 35050 U. S. Highway 264 East, Engelhard, North Carolina 27824.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed jointly on behalf of each of:

Estate of Anna Mae H. Gibbs
Gregory C. Gibbs
Regina Ann Gibbs
Charles G. Gibbs, Jr.

Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr., are siblings and are co-executors of the Estate of Anna Mae H. Gibbs.

(b)	The Reporting Person’s addresses are:

Estate of Anna Mae H. Gibbs	Post Office Box 277, Swan Quarter, North Carolina 27885.
Gregory C. Gibbs	Post Office Box 402, Engelhard, North Carolina 27824
Regina Ann Gibbs	Post Office Box 578, Engelhard, North Carolina 27824
Charles G. Gibbs, Jr.	Post Office Box 474, Engelhard, North Carolina 27824

(c)	The principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, for each of the Reporting Persons is as follows:

The Estate of Anna Mae H. Gibbs is an estate created following the death of Anna Mae H. Gibbs and under the supervision of the Clerk of Superior Court of Hyde County, North Carolina. It’s mailing address is Post Office Box 277, Swan Quarter, North Carolina 27885.

Gregory C. Gibbs is the General Manager of Gibbs Store, LLC, a retail hardware business. Its business address is Post Office Box 39, Engelhard, North Carolina 27824.

Regina Ann Gibbs is employed by Gibbs Store, LLC, a retail hardware business. Its business address is Post Office Box 39, Engelhard, North Carolina 27824.

Charles G. Gibbs, Jr. is employed by Darkwoods Farms, LLC, which engages in farming operations. Its business address is Post Office Box 39, Engelhard, North Carolina 27824

Gibbs Store, LLC, and Darkwoods Farms, LLC, each is a limited liability company organized under North Carolina law. Gregory C. Gibbs, Regina Ann Gibbs, and Charles G. Gibbs, Jr., are the sole members and owners of each of those entities.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The securities that resulted in each Reporting Person becoming a 5% beneficial owner are those that are deemed to have been acquired by each Reporting Person upon the opening of the Estate of Anna Mae H. Gibbs and the qualification of Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr. as co-executors of the estate.

Item 4. Purpose of Transaction.

All shares in the Estate of Anna Mae H. Gibbs are being held by each of the Reporting Persons for the purpose of administering the estate of Anna Mae H. Gibbs and making distributions in accordance with the decedent’s will.

As a director of the issuer, Gregory C. Gibbs routinely is involved in the management of and setting of policy for the issuer, and he participates with the Board of Directors in the consideration of and taking of action on significant corporate events involving the issuer. However, the securities described in Item 5 below that are held personally by Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr. are held by each of them for personal investment purposes only.

In the course of administering the Estate of Anna Mae H. Gibbs, the Reporting Persons may sell a portion of the shares held by the estate if that becomes necessary for the payment of debts or taxes owed by the estate or to generate funds for other estate purposes. While neither of the Reporting Persons currently has any specific plans to acquire additional shares, any of them may do so in the future. Among other considerations, the timing and amounts of any such additional purchases by any of the Reporting Persons will be subject to market conditions, the price at which the issuer’s common stock can be purchased, and their respective personal finances.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate numbers of shares beneficially owned by each Reporting Person, and the percentages of the issuer’s outstanding common stock represented by those shares, are as follows:

Reporting Person	Number of Shares Beneficially Owned (1)	Percentage of Total Outstanding Shares
Estate of Anna Mae H. Gibbs	377,368	18.50%
Gergory C. Gibbs	383,246	18.79%
Regina Ann Gibbs	447,868	21.95%
Charles G. Gibbs, Jr.	453,176	22.21%

(1)	The number of shares listed for each of the four Reporting Persons includes 377,368 shares held by the Estate of Anna Mae H. Gibbs. Those shares are listed as beneficially owned by each of the three individual Reporting Persons as a result of their appointment as co-executors of the estate. The number of shares listed for each of Regina Ann Gibbs and Charles G. Gibbs, Jr., also includes 69,762 shares held by them as co-trustees of a family trust.

(b)	With respect to the aggregate numbers of shares listed in the table above, the number of shares as to which each Reporting Person has sole or shared voting and/or dispositive power are as follows:

	Power to Vote or Direct the Voting			Power to Dispose of or Direct the Disposition
Reporting Person	Sole	Shared		Sole	Shared
Estate of Anna Mae H. Gibbs	-0-	377,368	(1)	-0-	377,368	(1)
Gregory C. Gibbs	5,628	377,618	(2)	5,628	377,618	(2)
Regina Ann Gibbs	738	447,130	(3)	738	447,130	(3)
Charles G. Gibbs, Jr.	6,046	447,130	(4)	6,046	447,130	(4)

(1)	Voting and dispositive rights as to all shares are shared by the three co-executors of the estate.
(2)	Includes 100 shares held by Mr. Gibbs jointly with his spouse, 150 shares held solely by his spouse, and 377,368 shares as to which he shares voting and dispository power with Regina Ann Gibbs and Charles G. Gibbs, Jr., as co-executors of the Estate of Anna Mae H. Gibbs.
(3)	Includes 377,368 shares as to which Ms. Gibbs shares voting and dispository power with Gregory C. Gibbs and Charles G. Gibbs, Jr., as co-executors of the Estate of Anna Mae H. Gibbs, and 69,762 shares as to which Ms. Gibbs shares voting and dispository power with Charles G. Gibbs, Jr., as co-trustees a family trust.
(4)	Includes 377,368 shares as to which Mr. Gibbs shares voting and dispository power with Gregory C. Gibbs and Regina Ann Gibbs as co-executors of the Estate of Anna Mae H. Gibbs, and 69,762 shares as to which Mr. Gibbs shares voting and dispository power with Regina Ann Gibbs as co-trustees of a family trust.
(c)	During the 60 days preceding the opening of the Estate of Anna Mae H. Gibbs and the qualification of Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr. as co-executors of the estate, no transactions in the issuer’s common stock have been effected by any of the Reporting Persons.
(d)	Except with respect to shares held by Gregory C. Gibbs jointly with his spouse, or by his spouse in her own name, and shares held by Regina Ann Gibbs and Charles G. Gibbs, Jr. as co-trustees of a family trust, no other persons are known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares beneficially owned by any of the Reporting Persons.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Attached as Exhibit 1 is an Agreement between Gregory C. Gibbs, Regina Ann Gibbs and Charles G. Gibbs, Jr., individually, and the Estate of Anna Mae H. Gibbs, acting through its co-executor, as to their joint filing of this Schedule 13D pursuant to Rule 13d-1(k)(1).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete, and correct.

ESTATE OF ANNA MAE H. GIBBS

January 20, 2006	By:	/s/ Gregory C. Gibbs
Gregory C. Gibbs
Co-Executor

January 20, 2006	/s/ Gregory C. Gibbs
Gregory C. Gibbs

January 20, 2006	/s/ Regina Ann Gibbs
Regina Ann Gibbs

January 20, 2006	/s/ Charles G. Gibbs, Jr.
Charles G. Gibbs, Jr.